T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@coralgold.com www.coralgold.com

May 12, 2009
Trading Symbols: TSX Venture – CLH
OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

NORMA SASS EXPLORATION UPDATE, CORTEZ GOLD TREND, NEVADA

Coral Gold Resources Ltd. (“Coral”) is pleased to announce that we have been notified by Barrick Gold Exploration (“Barrick”) that plans are underway to do target delineation work in Q2 followed by deep drilling in Q3 on our Norma Sass property, Cortez Gold Trend, Nevada.  Norma Sass is a 36-claim property immediately west of the Pipeline Mine open pit.  Norma Sass was optioned to Barrick in October, 2008, please refer to Coral’s October 21, 2008 press release, and is jointly owned by Coral’s wholly owned U.S. subsidiary, Coral Resources, Inc. and Levon Resources Ltd.

“Norma Sass” proximity to Pipeline, offers the deep discovery potential Barrick is pursuing.  With their fresh perspective on the district, and their immediate and long term commitment to expanding their gold resource base, we know that we have the best partner in the industry for this property.  They have completely remapped and reinterpreted the Pipeline open pit geology since their acquisition of Placer Dome, and have a new stratigraphic model for the host rocks and structural setting of the gold deposit.  We believe that these new insights being applied to unraveling the deep potential of Norma Sass is an ideal approach.

Coral Gold Resources Ltd. is a natural resources company, primarily engaged in the acquisition, exploration and development of natural resources properties, focusing on gold exploration.  Its principal business activities have been the exploration of mineral properties located in Nevada, USA, including the Robertson Property, Norma Sass Property, and Ruf Claims.

For further information contact Coral Gold Resources Ltd. at (604) 682-3701, or log onto our website www.coralgold.com.

ON BEHALF OF THE BOARD

“David Wolfin”

______________________________
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.